

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-Mail
John A. Kanas
Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

Re: BankUnited, Inc.
Registration Statement on Form S-4
Filed July 13, 2011
File No. 333-175530

Dear Mr. Kanas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   Please include the title and aggregate amount of securities offered in accordance with Item 501(b)(2) of Regulation S-K.

Summary, page 1

General

2.   We note your statement that the final number of BankUnited shares to be issued in the merger will differ depending on the average closing price of BankUnited common stock during the measuring period, but that the total cash consideration will always remain fixed at $22,860,611.10. Revise your filing here, and elsewhere in your proxy where the consideration to be paid to Herald's shareholder is discussed, to disclose the estimated aggregate market value of the transaction (as opposed to disclosing only that the

shareholders will receive $22,860,611.10 and a certain number of shares of common stock based upon the average closing price). Refer to Item 14(b)(1) and (4) of Schedule 14A.

3.   We note that BankUnited will offer amended and restated employment agreements to each of Messrs. Nielsen, Carleton, and Perri, to be effective upon the effectiveness of the merger. Revise your disclosure in the Summary, and elsewhere where the employment agreements are discussed, to concisely disclose in more quantified terms, all material terms of the employment agreements, including job duties, transaction and retention bonuses, and any other compensatory benefits to be received by your directors and/or officers in connection with the merger (e.g., option grants). Refer to Item 14(b)(4) of Schedule 14A and Item 1004 of Regulation M-A.

4.   Please discuss whether you sought an independent third party's assistance in establishing the compensation adjustments for Messrs. Nielsen, Carleton, and Perri.

5.   Please confirm that you have disclosed all interests of your directors, executive officers and principal shareholders that, as a result of this transaction, will differ from the rest of the Herald shareholders. For example, we note that the representatives of two preferred shareholders, who are also members of Herald's board of directors, will receive $2.3 million in cash in exchange for the release of the stock purchase discount rights, other rights and the execution of agreements to vote their shares of Herald in favor of the merger.

6.   Please identify the directors that represent the two preferred shareholders that will receive the $2.3 million in cash.

If You Are a Herald Shareholder …, page 3

7.   With a view towards revised disclosure here, and elsewhere as appropriate, please tell us whether there are any arrangements, aside from the merger agreement, that provide for the pro rata issuance of cash and/or stock of BankUnited that may impair Herald shareholders' ability to receive the specific amount of cash and/or stock they request. We note your statement that elections made with respect to Herald preferred stock will be given priority such that those elections will determine the amounts of cash and stock available as merger consideration for Herald common shareholders. To the extent BankUnited believes it is likely that a certain percentage of Herald's shareholders will not have their elections fulfilled as requested, this should be discussed.

Appraisal Rights, page 7

8.   You state that "holders of Herald common and preferred stock may have the right to obtain an appraisal of the value of their shares of Herald common and preferred stock in connection with the merger." On page 58, you state "[u]nder the National Bank Act, Herald shareholders have the right to dissent from the merger and to receive … payment in cash for the value of their shares of Herald common and preferred stock." Please

revise your description of the dissenters' and appraisal rights of Herald shareholders on page 7 to better reflect the rights of Herald shareholders as described on page 58. Please also revise the subheading on page 7 to clarify that the Herald shareholders have dissenters' and appraisal rights as opposed to just appraisal rights.

The Merger (Proposal 1), page 39

General

9.   We note your statement that "[t]he discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Annex A to this document." The information you provide in the proxy statement must be materially complete and your statement suggests that your disclosure may not be materially complete. Please revise or represent to the staff that all material information is provided in your proxy materials. This comment also applies to the disclaimer in the first paragraph of page 66.

Terms of the Merger, page 39

10.   Revise to disclose all material terms of the merger agreement. This should include a description of the election priority of the Herald preferred stock over the common. Describe, in materially complete terms, the provisions of the agreement which provide for the payment of options, bonuses and severance to Herald officers, directors and employees. In the section that describes the negotiation of the transaction terms, specifically describe the process through which these benefits became part of the agreement between Herald and BankUnited.

Background of the Merger, page 39

General

11.   Please identify the person or persons who approached Herald on behalf of BankUnited. Describe the events that transpired in these interactions. See Instruction to paragraph (b) and (c) of Item 1005 of Regulation M-A. Expand your disclosure to describe the substance and extent of all material discussions regarding the possible acquisition and the persons who participated in each discussion.

12.   Revise your disclosure throughout this section to describe material proposals and counter-proposals among Herald, BankUnited and Bank B so that the description provides insight into the negotiation of significant transaction terms that affected the structure of the transaction and the consideration to be paid. In addition, please tell us whether the transaction terms were amended or revised, at any point, to add the amended and restated employment agreements for each of Messrs. Nielsen, Carleton, and Perri.

13.   We note that Sandler O'Neill had numerous discussions with representatives of BankUnited regarding, among other things, its ability to offer price protections to Herald

shareholders. We also note that BankUnited decided it would not offer pricing protections. Please tell us what consideration you gave to including a risk factor addressing this and whether you believe the lack of pricing protection should be discussed in the Summary.

The Merger Proposal

Opinion of Herald's Financial Advisor, page 47

General

14.   We note your statement that "[t]he description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion." Please ensure that this section provides a materially complete description of the fairness opinion and contains all the information Item 1015(b)(6) of Regulation M-A requires. The summary of the procedures followed, assumptions made and limitations on the scope of the review in the body of the proxy statement should be materially complete without reference to the text of the opinion. Provide a summary of the instructions given to the advisor by the board of directors regarding the preparation of its report. Please revise the disclaimer that the text in this section is "qualified in its entirety" by reference to the text of the opinion.

15.   Please provide us with copies of any materials prepared by Sandler O'Neill in connection with its fairness opinion, including draft opinions, reports or appraisals provided to the board of directors and any summaries of presentations made to the board of directors.

16.   We note that Sandler O'Neill's opinion was delivered over two months ago. Please disclose whether there have been, or you anticipate there will be, any material changes to Herald's or BankUnited's operations or performance that would affect the projections or assumptions upon which Sandler O'Neill based its opinion.

17.   On page 51 (Herald – Comparable Company Analysis) and page 52 (BankUnited, Inc. – Comparable Company Analysis), include a brief and concise summary for the comparable company analysis explaining why the companies were selected and why they are comparable to Herald and BankUnited, vary from Herald and BankUnited, or are useful to Herald and its shareholders in evaluating this transaction.

Miscellaneous, page 57

18.   Please describe any material relationship between Herald and Sandler O'Neill and quantify any and all consideration paid to Sandler O'Neill in the preceding two years. See Item 1015(b)(4). Please also disclose the length of time that Sandler O'Neill has served as a financial advisor to Herald.

19.   Additionally, revise your proxy to disclose who recommended the consideration (i.e., Sandler O'Neill or Herald) and the aggregate fee currently estimated to be paid to Sandler

O'Neill in connection with the merger. Refer to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

Interests of Herald's Directors and Executive Officers in the Merger, page 61

Change in Control Payments, page 64

20.   We note the following unvested Herald stock options granted February 17, 2011: for Mr. Nielsen, 327,174 unvested Herald stock options; for Mr. Carleton, 205,435 unvested Herald stock options; for Mr. Perri, 105,000 unvested Herald stock options. We also note that during February 2011, the Herald board of directors established a Strategic Planning Committee to explore the possibility of merging with another company or other strategic transaction. With a view towards disclosure, please tell us why the unvested Herald stock options were granted in February 17, 2011 to Messrs. Nielsen, Carleton and Mr. Perri.

Herald's Legal Proceedings, page 269

21.   We note that Herald entered into a formal written agreement with the OCC, that Herald has initiated the corrective measures called for in the agreement, including the appointment of a Compliance Committee to oversee Herald's compliance with the agreement, and submitted quarterly progress reports to the OCC. Please confirm that you have disclosed any and all material effects on operations or your financial condition as a result of the agreement.

Exhibits and Financial Statement Schedules, page II-2

22.   It appears that the voting agreements detailed on page 63 are material contracts. Please file them with your next amendment or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

23.   We are unable to locate disclosure that specifically incorporates previously filed exhibits into this S-4. Exhibits required to be filed by Form S-4 and Item 601 of Regulation S-K must be either filed with the Form S-4 or specifically incorporated by reference. Although you have listed your exhibits and identified where they can be found, you have not incorporated them by reference into your Form S-4. Your language under Item 21 is unclear. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney